Filed by AirGate PCS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: AirGate PCS, Inc.
Commission File No.: 027455

AirGate PCS
Employee Questions and Answers Document
September 2003

What is a recapitalization plan?

A recapitalization plan is a financial transaction that allows a company to improve or modify its financial condition by restructuring its debt. There are many ways in which companies undertake recapitalizations.

How will a recapitalization plan benefit AirGate?

In both the short-term and the long-term, we believe this recapitalization plan will allow us to:

•	Save AirGate more than $255 million in debt service over the next six years, which would enable us invest this savings back into the business

•	Continue to support our “smart growth” strategy

•	Provide us financial flexibility to consider other initiatives to improve our operational and financial performance such as the outsourcing of customer care and related services

•	Better position us to maintain and maximize our business competitiveness in the marketplace

•	Reposition the company’s equity enabling us to have a stock that trades on a major exchange

What does this plan mean to me?

This recapitalization plan shouldn’t have any impact on your activities from a day-to-day operational standpoint. This plan is designed to better position AirGate financially and in the marketplace for continued ‘smart growth.’

What are the key elements of the recapitalization plan?

The main component of the plan is an offer to exchange all of our $300 million outstanding old notes for a combination of $160 million in new notes at a lower interest rate and new shares of our common stock, which will represent approximately 56 percent of the outstanding equity.

We are very pleased to say that note holders representing more than two-thirds of the principal amount of the Old Notes have agreed to tender their notes in the exchange offer under the terms of a support agreement, which became effective today. We are targeting completion of this restructuring plan for the end of the year, subject to SEC review and other normal conditions.

Other features of the plan include:

•	A reverse stock split

•	An increase in shares authorized for award under the Company’s stock incentive plan

•	An increase in the size of the Company’s board of directors to at least seven members, three of whom are to be approved by supporting note holders.

•	A consent solicitation to remove substantially all covenants of the indenture under which the Old Notes were issued which can be removed without consent of all note holders, release the liens created under the indenture and waive any defaults under the indenture that occur as a result of the recapitalization plan. Also as mentioned earlier, more than two-thirds of supporting note holders have agreed to provide this consent.

•	And finally, the transfer of the Company’s iPCS stock to a liquidating trust for the benefit of the AirGate shareholders, subject to approval of the iPCS bankruptcy court. Such shares would be distributed to AirGate shareholders only if the iPCS bankruptcy court approves a plan of reorganization for iPCS that calls for distribution of iPCS shares to the trust.

What is a reverse stock split?

A traditional stock split occurs when a company takes a share of stock and splits it to create two shares of stock from one share. For instance, if one share is valued at $50.00, a split would create two shares valued at $25.00 each. A stock split is traditionally used to reduce the price of very high-priced stocks to make them more affordable to potential shareowners.

A reverse stock split does just the opposite. For instance, a company takes one share of stock valued at $5.00, combines it with another share of stock, to create a $10.00 share value. This method is often utilized to allow a share price to be high enough to qualify for listing on a stock exchange. In both types of stock splits, the value of a shareowner’s overall shares remain the same, although the number of total shares changes. This transaction pertains to all shares of the company’s common stock including employee stock options.

Why increase the number of shares available under the stock incentive plan?

This increase in shares for the stock incentive plan is intended to give management the flexibility of aligning employee interests with shareowner interests. Although a new stock incentive plan has not been finalized by the Board or approved by the supporting note holders, it is important that we have the stock options available to accomplish this objective. More details will follow in the coming months.

What is the likelihood that the recapitalization will be approved by bond holders and shareowners?

We anticipate the recapitalization plan will be approved by year’s end, but the final outcome will be determined by our shareowners and bond holders. This plan is subject to SEC review and other normal conditions.

What happens if the recapitalization is not approved?

In the event the Company does not meet the 98% minimum tender requirement or any other conditions to complete the recapitalization plan, the Company has the option to pursue a prepackaged plan of reorganization or simply put – a prepackaged bankruptcy. That term might sound scary to some of you. However, what it means is this: If we don’t accomplish this recapitalization through this current proposal, the board could vote to restructure our debt through another form of reorganization – such as a prepackaged bankruptcy.

This prepackaged option is the same plan as the current proposal; it would merely result in a court-enforced recapitalization plan. Just as in our current proposal, this would not affect you. This course of action is NOT like iPCS. Again, we don’t anticipate having to take this course of action, but it is another option of refinancing that is available to the board if we need it.

What is the status of AirGate’s ownership of iPCS? What impact does this recapitalization plan have on iPCS?

The recapitalization plan includes a feature to transfer the Company’s iPCS stock to a liquidating trust for the benefit of the AirGate shareholders, subject to approval of the iPCS bankruptcy court. Such shares would be distributed to AirGate shareholders only if the iPCS bankruptcy court approves a plan of reorganization for iPCS that calls for distribution of iPCS shares to the trust’s beneficiaries. Business will continue as usual at iPCS, as this recapitalization plan will have no impact on the company’s operations.

Is there any connection between the recapitalization plan and the initiative to outsource customer care, billing and collections?

No, that decision is being considered as part of a strategic plan to more efficiently provide these particular services to our subscribers.

Will a recapitalization plan result in more job eliminations?

Thanks to your efforts, the company is operating in a very lean and efficient manner. This recapitalization plan is designed to put the company in a stronger financial position. Therefore, we don’t expect this move to have a negative impact on jobs or the number of positions we have at AirGate.

How will a recapitalization affect future salary increases or FY2003 bonus awards?

This recapitalization shouldn’t affect the salary increases or FY2003 bonus awards. Salary increases for the new fiscal year have already been factored into the FY2004 budget.

What is AirGate’s future?

We believe with this recapitalization plan, AirGate’s future is promising. We are in the midst of successfully implementing the ‘smart-growth’ strategy. Our efforts to maximize operating cash flow by reducing our spending and operating costs have proven effective. The quality of our subscriber base continues to improve, thanks to the hard work and efforts of our people. These combined successes will enable us to be ready to maximize the company’s position as the market demand for Sprint wireless products and services strengthens.

Additional Information

AirGate PCS, Inc. (the “Company”) expects to file an exchange offer registration statement and a proxy statement relating to the recapitalization transaction with the Securities and Exchange Commission (the “SEC”) as soon as possible. Broadview International, LLC and Masson and Company are advising the Company on the transaction. Jefferies & Company has been appointed dealer-manager for the exchange offer. The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company with respect to the transactions contemplated by the exchange offer. Information about the Company’s directors and officers is included in the Company’s Annual Report on Form 10-K filed with the SEC on January 17, 2003 and in the Company’s Proxy Statement for its 2003 Annual Meeting of Shareowners filed with the SEC on January 28, 2003.

The foregoing reference to the registered exchange offer shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of the Company’s common stock or the Company 9 3/8% senior subordinated secured notes due 2009 in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Investors and security holders are urged to read the Registration Statement on Form S-4, including the prospectus relating to the exchange offer and the Proxy Statement on Schedule 14A (and, in each case, any amendments thereto) when they become available because they will contain important information.

These documents and amendments to these documents will be filed with the SEC. When these and other documents are filed with the SEC, they may be obtained at the SEC’s web site at www.sec.gov. You may also obtain each of these documents (when available) from the Company by directing your request to Barbara L. Blackford, Vice President, General Counsel and Corporate Secretary at (404) 525-7272.

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